Exhibit 99.1

GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(Jacinto.marina@tmm.com.mx)

Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)

Luis Calvillo, Executive Vice President
and Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
 Kristine Walczak (general investors, analysts and media)
312-726-3600
(kwalczak@dresnerco.com)

GRUPO TMM, S.A. ANNOUNCES LEGAL PROCEEDING IN MEXICAN COURT

Mexico City, May 15, 2003 - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A) ("Grupo TMM" or the "Company"), announced today that it has initiated a legal proceeding in a court of local jurisdiction in Mexico (the "Court"). The proceeding petitioned the Court for an order effectively imposing a grace period during which creditors of the Company, including the holders of its 9 1/2 percent Senior Notes due 2003 (the "2003 notes"), its 10 1/4 percent Senior Notes due 2006 (the "2006 notes") and its receivable securitization trust certificates, would be prevented from pursuing in Mexico the exercise of remedies based on a breach of the Company's existing debt obligations. The Company initiated the proceeding to prevent the adverse effects of the imminent defaults under the 2003 notes, 2006 notes and the call option outstanding under its existing receivables securitization facility, to provide the Company with additional time to complete a restructuring or refinancing of its debt obligations in an orderly fashion and to preserve the Company's business. The Company, in seeking such relief, acknowledged its legal obligation to make payment on these obligations and cited, among other factors, the efforts that the Company has made in good faith over an extended period of time to restructure its obligations through the exchange offers. The Company requested the court to allow them at least one year of relief from the exercise of remedies by such creditors.

On May 13, 2003, the Court granted an injunction and issued an order (the "Order"), which by its terms, prevents for all purposes in Mexico any of the Company's current creditors from bringing any claims in Mexico for defaults on the Company's existing debt obligations while the Order is in effect. The Order will stay in effect until the conclusion of the case on the merits of the claim.

The proceeding is a commercial matter and is not a concurso mercantil (or Mexican bankruptcy proceeding).

The Company has not made the interest payments due today on the 2003 notes or the 2006 notes or paid the principal amount of the 2003 notes which mature today.

The Company will provide additional information, including information regarding the extension of its outstanding exchange offers for the 2003 notes and 2006 notes, not later than 9:00 a.m., New York City time, on Friday, May 16, 2003.

Citigroup Global Markets Inc. is acting as the dealer manager for the exchange offers and consent solicitations. The dealer manager was not aware of the proceeding prior to the time the Order was issued. In light of the Order, the Company and the dealer manager are considering the alternatives for the exchange offers.

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Grupo TMM's web site address is www.grupotmm.com and TFM's web site is www.gtfm.com.mx. Grupo TMM is listed on the New York Stock Exchange under the symbol TMM and Mexico's Bolsa Mexicana de Valores under the symbol TMM A.